RECEIVED
JAN 10 A 9:23

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

December 30, 2006

07020237

SUPPL

NABI Bus Industries

Re: ~~Exbus Asset Management Nyrt.~~
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern:

Find attached Exbus Asset Management Nyrt's (former name: NABI Rt.) latest press release.

Sincerely,

Bence Vidomusz
Exbus Nyrt.

Attachment:
- Exbus Nyrt. press releases

PROCESSED

JAN 16 2007

THOMSON
FINANCIAL

Newsrelease

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

December 30, 2006

Resolutions of the Continued Extraordinary General Meeting of EXBUS Nyrt

EXBUS Nyrt's Continued Extraordinary General Meeting was held on December 30, 2006. Shareholders owning 37,22 percent of all shares attended the EGM. The EGM adopted the following resolutions:

Resolution no. 58/2006 (XII.30.)

"The Extraordinary General Meeting has disapproved with 993 450 votes for (57,71%), 727 842 votes against (42,29%), without abstentions the shareholder proposal to modify the HUF 66 nominal value of the shares in the Board proposal to HUF 69 regarding the decrease of the registered capital."

(The decision would have required the unanimous approval of the shareholders.)

Resolution no. 59/2006 (XII.30.)

"The Extraordinary General Meeting has disapproved with 1 141 303 votes for (66,3%), 579 989 votes against (33,7%) and without abstentions the proposal to decrease the registered capital of the Company from HUF 517,955,200 to HUF 305,223,600 by a reduction of the nominal value of the shares from HUF 112 to HUF 66."

(The decision would have required 75 per cent votes for.)

Resolution no. 60/2006 (XII.30.)

"The Extraordinary General Meeting has approved with 1 141 303 votes for (66,3%), 579 989 votes against (42,29%) and without abstentions the proposal to authorize the Board of Directors to increase the registered capital of the Company with a yearly 50% measure of the all-time registered capital between 2007 and 2009. The maximum measure of the capital increase may total up to 10,983,425 shares.

The capital increase may be executed by issuing new shares in a private placement. The minimum of the issuing price shall be equal to the all-time nominal value of the shares and the maximum of the issuing price shall be equal to the 200% of the mean price of the stock exchange closing price weighted by the 30 days stock exchange turnover before issuing.

Pursuant to the section 8.3 of the Articles, the shareholders shall have the pre-emption right for purchasing new shares in accordance with their ownership ratio. The entity assigned by the Board of Directors shall have the right to underwrite the shares not underwritten by the shareholders.

The Board of Directors is bound to inform the shareholders on the next General Meeting on the result of the capital increase and the new ownership structure."

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu